Dated October 19, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-194661

Supplementing Preliminary Prospectus Supplement Dated

October 19, 2015 and Prospectus Dated March 18, 2014

CubeSmart, L.P.

Pricing Term Sheet

$250,000,000 of 4.000% Senior Notes due 2025

Issuer:	CubeSmart, L.P.

Guarantor:	CubeSmart

Expected Ratings: (Moody’s / S&P)*:	Baa2/BBB

Security Type:	Senior Unsecured Notes

Type of Offering:	SEC Registered

Pricing Date:	October 19, 2015

Settlement Date (T+5)**:	October 26, 2015

Maturity Date:	November 15, 2025

Interest Payment Dates:	May 15 and November 15 of each year, beginning May 15, 2016

Principal Amount:	$250,000,000

Benchmark Treasury:	2.00% due August 15, 2025

Benchmark Treasury Price / Yield:	99-23 / 2.032%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	4.032%

Coupon:	4.000%

Public Offering Price:	99.735% of the principal amount

Optional Redemption:

The Issuer may redeem the notes, in whole or in part, at any time prior to maturity. If the notes are redeemed before August 15, 2025 (the “Par Call Date”), the redemption price will equal the greater of: (i) 100% of the principal amount of the notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any accrued and unpaid interest to the redemption date), assuming that such notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 30 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

If the notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes then outstanding to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	22966R AC0 / US22966RAC07

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC

PNC Capital Markets LLC Regions Securities LLC Stifel, Nicolaus & Company, Incorporated U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com and Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.